UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Amendment No. 1)*

Under the Securities Exchange Act of 1934

CHART INDUSTRIES, INC.
(Name of Issuer)
COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)
16115Q209
(CUSIP Number)
OCTOBER 17, 2005
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

[X]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[   ]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16115Q209
1			Name of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only): Carl Marks Management Company, LLC*
2	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) [ ]
(b) [X]
3			SEC Use Only
4			Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power:	-0-
	6	Shared Voting Power:	-0-
	7	Sole Dispositive Power:	-0-
	8	Shared Dispositive Power:	-0-

9			Aggregate Amount Beneficially Owned by Each Reporting Person: -0-
10			Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): [ ]
11			Percent of Class Represented by Amount in Row (9): 0.0%
12			Type of Reporting Person (See Instructions): IA

* Formerly Carl Marks Management Company, L.P., a Delaware limited partnership.

CUSIP No. 16115Q209
1			Name of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only): Andrew M. Boas
2	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) [ ]
(b) [X]
3			SEC Use Only
4			Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power:	-0-
	6	Shared Voting Power:	-0-
	7	Sole Dispositive Power:	-0-
	8	Shared Dispositive Power:	-0-

9			Aggregate Amount Beneficially Owned by Each Reporting Person: -0-
10			Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): [ ]
11			Percent of Class Represented by Amount in Row (9): 0.0%
12			Type of Reporting Person (See Instructions): HC, IN

CUSIP No. 16115Q209
1			Name of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only): Robert C. Ruocco
2	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) [ ]
(b) [X]
3			SEC Use Only
4			Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power:	-0-
	6	Shared Voting Power:	-0-
	7	Sole Dispositive Power:	-0-
	8	Shared Dispositive Power:	-0-

9			Aggregate Amount Beneficially Owned by Each Reporting Person: -0-
10			Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): [ ]
11			Percent of Class Represented by Amount in Row (9): 0.0%
12			Type of Reporting Person (See Instructions): HC, IN

CUSIP No. 16115Q209
1			Name of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only): James F. Wilson
2	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) [ ]
(b) [X]
3			SEC Use Only
4			Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power:	-0-
	6	Shared Voting Power:	-0-
	7	Sole Dispositive Power:	-0-
	8	Shared Dispositive Power:	-0-

9			Aggregate Amount Beneficially Owned by Each Reporting Person: -0-
10			Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): [ ]
11			Percent of Class Represented by Amount in Row (9): 0.0%
12			Type of Reporting Person (See Instructions): HC, IN

Item 1.
(a)	Name of Issuer: Chart Industries, Inc.
(b)	Address of Issuer’s Principal Executive Offices: One Infinity Corporate Centre Drive, Suite 300, Garfield Heights, Ohio 44125

Item 2.
(a)
Name of Person Filing:  This Schedule 13G, as amended (this “Schedule 13G”), is being jointly filed by (i) Carl Marks Management Company, LLC (formerly Carl Marks Management Company, L.P.) (“CMMC”), a Delaware limited liability company, registered investment adviser and the investment adviser to (1) Carl Marks Strategic Investments, L.P. (“CMSI”), a private investment partnership and (2) Carl Marks Strategic Investments, III, L.P. (“CMSIIII”), a private investment partnership, and (ii) each of the three individual managing members of CMMC, Messrs. Andrew M. Boas, Robert C. Ruocco and James F. Wilson.  CMSI and CMSIIII had been the owner of the shares of common stock, par value $0.01 (“Common Stock”), of Chart Industries, Inc. (the “Issuer”) reported in this Schedule 13G.

(b)	Address of Principal Business Office or, if None, Residence: 900 Third Avenue, 33rd Floor, New York, New York 10022-4775
(c)	Citizenship: CMMC is a Delaware limited liability company. Messrs. Boas, Ruocco and Wilson are United States citizens.
(d)	Title of Class of Securities: Common Stock, par value $0.01 per share
(e)	CUSIP Number: 16115Q209

Item 3.
If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	[X]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[X]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.		Ownership.
The following states the beneficial ownership of the Reporting Persons as of October 17, 2005, the date on which First Reserve Corporation (“First Reserve”) acquired all of the outstanding shares of Common Stock of the Issuer.  This Schedule 13G relates to the same shares of Common Stock previously owned by CMSI and CMSIIII and which may have been deemed to be beneficially owned (i) indirectly by CMMC, as the investment adviser to CMSI and CMSIIII, and (ii) indirectly, on a shared basis, by Messrs. Boas, Ruocco and Wilson, who, as the managing members of CMMC, the investment adviser to CMSI and CMSIIII, shared the power to direct the vote or disposition of such securities.

CMMC:
(a)	Amount beneficially owned: -0-
(b)	Percent of class: 0.0%
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote: -0-
	(ii)	Shared power to vote or to direct the vote: -0-
	(iii)	Sole power to dispose or to direct the disposition of -0-
	(iv)	Shared power to dispose or to direct the disposition of: -0-
Mr. Boas:
(a)	Amount beneficially owned: -0-
(b)	Percent of class: 0.0%
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote: -0-
	(ii)	Shared power to vote or to direct the vote: -0-
	(iii)	Sole power to dispose or to direct the disposition of: -0-
	(iv)	Shared power to dispose or to direct the disposition of: -0-
Mr. Ruocco:
(a)	Amount beneficially owned: -0-
(b)	Percent of class: 0.0%
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote: -0-
	(ii)	Shared power to vote or to direct the vote: -0-
	(iii)	Sole power to dispose or to direct the disposition of: -0-
	(iv)	Shared power to dispose or to direct the disposition of: -0-

Mr. Wilson:
(a)	Amount beneficially owned: -0-
(b)	Percent of class: 0.0%
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: -0-
(ii)	Shared power to vote or to direct the vote: -0-
(iii)	Sole power to dispose or to direct the disposition of: -0-
(iv)	Shared power to dispose or to direct the disposition of: -0-

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  [ X ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.
Item 8.	Identification and Classification of Members of the Group.
The Reporting Persons are filing this Schedule 13G with respect to the Common Stock of the Issuer.  The Issuer and certain of its subsidiaries filed for bankruptcy on July 8, 2003 under Chapter 11 of the United States Bankruptcy Code.  The Issuer’s Amended Joint Prepackaged reorganization Plan (the “Plan’) was confirmed by the Bankruptcy Court for the District of Delaware pursuant to an order entered September 4, 2003.  The Plan provided, among other things, for the issuance of Common Stock to the Issuer’s senior lenders, including CMSI and CMSIIII.  In connection with the issuance to CMSI and CMSIIII of Common Stock under the Plan, CMSI and CMSIIII had entered into an Investor Rights Agreement, dated as of September 15, 2003 (the “IRA”), by and among the Issuer, OCM Principal Opportunities Fund II, L.P. (“OCM”), Audax Chart LLC (“Audax”) and various other holders of Common Stock issued pursuant to the Plan.  OCM and Audax and certain of the other parties to the IRA were significant beneficial owners of the Common Stock and had filed Schedules 13D or Schedules 13G pursuant to the requirements of the Securities Exchange Act of 1934 (the “Act”).  Among other things, the IRA subjected the Common Stock owned by the parties thereto to certain restrictions on transfer.  In addition, the parties to the IRA agreed to vote their shares of Common Stock as set forth therein.  As a result of CMSI and CMSIIII executing the IRA, the Reporting Persons may have been be deemed to have formed a “group” with the other parties to the IRA for purposes of Section 13(d) of the Act and the rules promulgated thereunder.  Accordingly, each of the Reporting Persons expressly disclaims beneficial ownership of the Issuer’s Common Stock beneficially owned by the other parties to the IRA.  Additionally, each Reporting Person expressly disclaims any assertion or presumption that such Reporting Person and the other parties to the IRA constitute a “group”.  As noted in Item 4 of this Schedule 13G, First Reserve acquired all of the shares of Common Stock of the Issuer on October 17, 2005.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certifications.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 1, 2012

Carl Marks Management Comapny, LLC

By:	/s/ James F. Wilson
Name: James F. Wilson
Title: Managing Member

/s/ Andrew M. Boas
Andrew M. Boas

/s/ Robert C. Ruocco
Robert C. Ruocco

/s/ James F. Wilson
James F. Wilson

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)